Filed pursuant to Rule 433

Registration Statement No. 333-178444

January 30, 2014

Orange

$750,000,000 2.750% Notes due 2019

Issuer:	Orange

Size:	$750,000,000

Maturity Date:	February 6, 2019

Coupon:	2.750%

Interest Payment Dates:	February 6 and August 6, commencing August 6, 2014

Price to Public:	99.916%

Gross Spread:	0.350%

Proceeds to Issuer:	99.566% / $746,745,000

Benchmark Treasury:	1.500% due December 31, 2018

Benchmark Treasury Price and Yield:	99-29 1/4 and 1.518%

Spread to Benchmark Treasury:	125 bp

Yield:	2.768%

Make-Whole Call:	Treasury Rate plus 0.200%

Payment of Additional Amounts:	See Prospectus Supplement for a description of certain exceptions.

Optional Tax Redemption:	See Prospectus Supplement for a description of tax redemption, including certain circumstances permitting a tax redemption of Notes owned by certain holders.

CUSIP:	685218 AA7

ISIN:	US685218AA79

Trade Date:	January 30, 2014

Expected Settlement Date:	February 6, 2014

Listing:	None

Expected Ratings:

Baa1 Stable by Moody’s Investors Service, Inc.

BBB+ Negative by Standard & Poor’s Ratings Services

Note: Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Orange and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. - $150,000,000
J.P. Morgan Securities LLC - $150,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated - $150,000,000
Mitsubishi UFJ Securities (USA), Inc. - $150,000,000 RBS Securities Inc. - $150,000,000

Notice to Canadian Investors: Notice is hereby provided that unless permitted under Canadian securities legislation, the holders of the Notes must not trade the Notes before the date that is four months and a day following the distribution date of the Notes. Purchasers of the Notes are advised to seek legal advice prior to any resale of the Notes.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling: Deutsche Bank Securities Inc. at 1-800-503-4611 (toll-free), J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1- 800-294-1322 (toll-free), Mitsubisihi UFJ Securities (USA), Inc. at 1-877-649-6848 (toll-free) and RBS Securities Inc. at 1-866-884-2071 (toll-free).